UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: July 30, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

# Africa Day 2021

## Solid engine of growth



**Ramon Fernandez**
Deputy CEO, Finance, Performance and Development

**Alioune Ndiaye**
CEO of Orange Middle East and Africa

**Paris, July 30th 2021**

orange™

# Disclaimer

This presentation contains forward-looking statements about Orange's financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. In particular, the Covid-19 outbreak may exacerbate the risks that the Group could face. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 20 April 2020 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 21 April 2020 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

# Acceleration of Growth in Q2 2021

| in €m | Q2 21 | yoy cb | H1 21 | yoy cb |
|---|---|---|---|---|
| **Revenues** | **1,555** | **+14.4%** | **3,043** | **+10.7%** |
| Retail services | 1,359 | +15.8% | 2,660 | +12.8% |
| Wholesale | 157 | +0.6% | 310 | -5.6% |
| Equipment sales | 30 | 42.2% | 54 | +28.8% |
| **EBITDAaL** | | | **1,051** | **+17.0%** |
| **eCAPEX** | | | **525** | **+21.0%** |

## +1.9 pts EBITDAaL margin yoy



32.7%
34.5%
H1 2020 cb
H1 2021
EBITDAaL
EBITDAaL margin

## Acceleration of retail services growth…



Revenue cb yoy growth in %
7.9%
10.2%
8.5%
9.0%
4.7%
7.1%
10.5%
9.8%
15.8%
5.8%
7.6%
6.1%
6.2%
1.3%
5.1%
8.3%
7.1%
14.4%
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20
Q1 21
Q2 21
Retail services
Total MEA

## …thanks to fast growth engines



Revenues growth Q2 yoy
+23%
+22%
+24%
Q2 2020
Q2 2021
FBB
OM
Data
1.9 m
Customers
+30% yoy
22,6 m
active customers*
+15% yoy
38.2 m
4G customers
+37% yoy

** At least one transaction per month*

# Key driver of growth, margin and cash for the Group

MEA share of
Group's revenues


12%
13%
>13%
2017
2019
2021

MEA share of
Group's adju. EBITDA (2017) / EBITDAaL (2020)


13%
14%
>15%
2017
2019
2021

MEA share of
EBITDA-Capex (2017) / EBITDAaL-eCapex (2020) of telecom activities


10%
14%
>20%
2017
2019
2021

# Relevant capital allocation strategy and strong execution to fuel value

## High potential & balanced portfolio

**Natural risk mitigation**

**4.4% yoy**

**OMEA footprint CA**
**Average growth over 12 years**

**21st century is and will remain the century of Africa**

## Operational excellence & strong costs control

**>+5%**
**Total CA CAGR 17-20**

**+7%**
**EBITDAaL CAGR 17-20**

**>+15%**
**EBITDAaL-eCapex CAGR 17-20**

**>+33%**
**OCF CAGR 17-20**

## Sustainable value creation

**Strong ROCE growth (pts)**



+5.7
2017
2020

# Delivering more and more value

- **Asset turnover**
  Revenue/Capital Employed N-1


+6 pts
2017
2020

X

- **Profit margin**
  EBIT /revenue


+6.9 pts
2017
2020

=

- **ROCE**
  EBIT /Capital employed N-1


+5.7 pts
2017
2020

Capital expenditure prioritising and optimising to support growth

Direct margin management and control of indirect costs

Value creation for shareholders

Note : ROCE (n) = Adj. EBIT (n) / Net Operating Assets (n-1) including goodwill
2012-2017: IAS18 accounting standard / 2020- IFRS 16

1 Operational execution excellence

2 Value-driven capital allocation strategy

3 Solid growth engine with significant potential ahead

4 A continuous optimisation of our operating model

5 Sharing value with all stakeholders

6 To realise strong and sustainable ambitions

orange™



# Leading position in all our operations

## Leadership position in 8 markets (in value)

First challenger in 7 markets (in value)


#1
#2
#3
Morocco(1)
#2/4
Mali
#1/3
Senegal
#1/4
Guinea-B.
#1/2
Guinea
#1/4
Sierra Leone(1)
#1/3
Liberia
#1/2
Ivory Coast
#1/3
Burkina Faso
#1/3
Botswana
#2/3
Jordan
#2/3
Egypt
#3/4
Central African Republic(1)
#2/3
Cameroon
#2/4
D.R.C. (1)
#2/4
Madagascar
#2/4

*Source: Orange MEA*

## Orange stronger leader in mobile value market shares (Points in value, 2020)


Orange leader in value Market share relative to the second competitor in the market
Orange's market share position relative to the market leader
4.1 x
3.4 x
2.2 x
1.8 x
1.8 x
1.6 x
1.5 x
1.3 x
1.0 x
0.9 x
0.9 x
0.8 x
0.7 x
0.6 x
0.6 x
0.5 x
SEN
GUI
MAL
LIB
IVC
BIS
BUR
SIE (1)
CAR (1)
CAM
MOR (1)
BOT
DRC (1)
MAD
EGY
JOR

*(1) Countries estimates based on volume market share*

# With an increasing number of customers*

1
Operational execution excellence

**132m**
**Mobile Customers**





**38.2m**
**4G customers**

**55.2m**
**Orange Money accounts**





**1.9m**
**FBB Customers**

** As of June 30, 2021*

# High level of customer satisfaction

1
Operational execution excellence

## NPS leadership in: 9 markets*

**9 customers**
Over 10 recommend Orange in all our countries

**4 customers**
Over 5 are satisfied with the digital experience (Customer Effort Score)

## Leader position in:

| Network quality | Internet access | Navigation speed |
|---|---|---|
| 12 countries | 11 countries | 11 countries |

C3 orange
Customer
Centric
Culture


Digital
Customized
Multi-services usage
Unified
Simple

*Consolidated perimeter (16 countries) and Tunisia*
Source IPSOS

Source : monthly barometer on quality of services done by an external study on a sample of prepaid active customers and supervised by Orange MEA, IPSOS France and affiliates.

1 Operational execution excellence

2 Value-driven capital allocation strategy

3 Solid growth engine with significant potential ahead

4 A continuous optimisation of our operating model

5 Sharing value with all stakeholders

6 To realise strong and sustainable ambitions



# Balanced and agile portfolio built by stages since 1996

## A solid presence…


Morocco
2010
Mali
2003
Senegal
1997
Bissau
2007
Guinea
2007
Sierra Leone
2016
Liberia
2016
Ivory Coast
1996
Burkina Faso
2016
Botswana
1998
Tunisia*
2009
Jordan
2000
Egypt
1998
C.A.R
2008
Cameroon
2000
D.R.C.
2011
Madagascar
1996
Mauritius*
2000
Country
Inception date

*Under the equity method*

## …with limited exposure to FX risk and strong local shareholding structure (1)


13%
26%
62%
Orange
Local private investors
Local authorities, governments


1%
23%
76%
0.65x
Net debt/
EBITDAaL
Intra-group debt
External funding in local currency
External funding in foreign currency


49%
45%
6%
€5.8bn
2020
revenues
XOF
XAF
Other

(1) Based on OMEA percentage of interest in each entity's equity (internal calculation)

# Demonstrating resilience in the long term and reactivity in the short term

## OMEA revenues growth vs. GDP Growth
(Constant/without inflation)


6.5%
6.1%
6.2%
5.1%
5.2%
4.1%
4.1%
4.4%
4.2%
2.5%
2.7%
2.1%
Arab spring and crisis in Côte d'Ivoire
Lowest economic growth in two decades in Africa
COVID-19
'09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20
Orange growth
GDP constant
2009-2020 Average growth
+4.4%
+3.7%

## V-shape recovery after COVID-19 hit in 20Q2
(Revenues yoy growth)


5.3%
5.8%
7.6%
6.1%
6.2%
1.3%
5.1%
8.3%
Q1.2019 Q2.2019 Q3.2019 Q4.2019 Q1.2020 Q2.2020 Q3.2020 Q4.2020

## Contingency plans exceeding COVID-19 impact (EBITDAaL evolution)


+1.5pt
32.2%
+0.8pt
-0.4pt
+1.0pt
33.7%
2019
Performance ex Covid
Covid
contingency
2020

Note: Same perimeter & Exchange rate (2020A) - Including DRC, Liberia, Burkina Faso and Sierra Leone from 2016
Source: Orange MEA, WEO IMF – April 2021

# All subregions contributing to a growth in acceleration

2
Capital allocation strategy

## Top line growth acceleration



+5.7%
+6.8%
4.8
5.1
5.4
5.7
> 6.0
FY17
FY18
FY19
FY20
FY21E

Note : historical figures restated with a constant foreign exchange rate

## EBITDAaL-eCapex growth acceleration



+15%
+21%
0.6
1.6
-1.0
0.7
1.6
-1.0
0.8
1.7
-1.0
0.9
1.9
-1.0
~1.2
FY17
FY18
FY19
FY20
FY21E
EBITDAaL
eCapex

Note : historical figures restated with a constant foreign exchange rate

## Contribution of the strongest country: a portfolio more balanced than our peers'



Airtel Africa
40%
47%
MTN
32%
36%
Vodacom
78%
78%
Maroc telecom
57%
63
Orange MEA*
15%
17%
Revenues
EBITDA

Source: Companies' financial results full year in December 2020 and march 2021
*MEA contributive figures

## Revenues and EBITDAaL CAGR 2017-2020 : growth coming from all clusters



5.6%
7.0%
5.7%
5.3%
6.6%
9.3%
4.5%
6.5%
6.5%
12.8%
Total OMEA
Sonatel cluster
Ivory Coast cluster
MENA
Central Africa
revenues
EBITDAaL

# A segment regularly beating analysts' expectations

## Revenue CAGR (cb in %)
Actual vs Consensus


3.0%
5.1%
6.2%
5.2%
Analysts'preview in 2020 before COVID
2017
2018
2019
2020

## EBITDAaL/ Adju. EBITDA (before 2019) growth (cb in %)
Actual vs Consensus


7.0%
5.2%
9.5%
10.0%
Analysts'preview in 2020 before COVID
2017
2018
2019
2020

Actual | Consensus FY17 | Consensus FY18 | Consensus FY19 | Consensus FY20

1. Operational execution excellence
2. Value-driven capital allocation strategy
3. Solid growth engine with significant potential ahead
4. A continuous optimisation of our operating model
5. Sharing value with all stakeholders
6. To realise strong and sustainable ambitions



orange™

# Successfull transformation of our business mix

3
Solid growth engine

Acceleration of retail growth more than offset wholesale decline…

… thanks to the construction of 3 growth engines addressing both retail and B2B customers taking over from the declining voice



CA CAGR 2017-19
CA CAGR 2019-21
Retail
(incl. equipment sales)
+8.5%
+>9%
Wholesale
-7.7%
->9%
Blended
+5.7%
+>6.5%



1Q19 revenue share
1Q21 revenue share
17%
2017
83%
9%
2021
91%
Retail (incl.equipement sales)
Wholesale



Retail revenues split by service
Voice
Data
FBB
Orange Money
other
>50%
<50%
31%
>50%
FY17
FY19
FY21

# Data : penetration potential ahead

3
Solid growth engine

## Strong path of growth while 4G just starting…



Mobile telco services ARPU (€)
CAGR 3%
2.4
2.6
FY17
FY20
Mobile telco services revenues (in €Bn)
CAGR 6%
3.3
3.9
FY17
FY20
4G penetration in mobile base
9%
26%
FY17
FY20
Direct growth potential mainly in sub-Saharan Africa
Mainly driven by MENA
Data revenues (in €Bn)
x2
0.8
1.5
FY17
FY20

## … with still significant potential ahead…

| 29% | 64% | 4.4x | B2B |
|---|---|---|---|
| 4G penetration in subsaharan Africa in 2025 vs 12% in 2020* | Smartphones in 2025 vs 48% in 2020* | Traffic Data* between 2019 and 2025 | Opportunities |

## … that we are in the best position to realise given our hard-to-replicate competitive advantages

- Distribution network with 900 000 points of sale
- Premium customer service
- Extended mobile coverage
- New value-added services

Note : historical figures are restated with a constant foreign exchange rate

*source GSMA

# FBB : an agile approach to capture fibre & fixed LTE acceleration

## Our relevant multi-technology approach is bearing fruits…

**FBB customer base (mSubs)**


x2
0.8
1.7
FY17
FY20

**FBB revenue (in €Bn)**


0.2
0.4
FY17
FY20

**FBB customer base by technology**


Fibre
Fixed LTE
x10
2%
9%
20%
42%
X4.7
FY17
FY20

**FBB revenue by technology**


60%
29%
11%
25%
33%
42%
ADSL
Fixe LTE
Fibre
FY17
FY20

## … and is precisely defined according to new market opportunities …

**X2**
Population growth by 2050 (2/3 of growth in urban area)

**+30%**
FBB subscriptions increase by 2025

**X2**
FTTH subscriptions increase by 2025

**B2B**
& wholesale opportunities

## …and leveraging on the first-mover advantage

- Incumbent in fixed segment in SEN, ICO and JOR
- Targeted ambition in MAR, MAL, BUR, EGY
- FTTH connectable homes 1.6m in 2020 => x2 by 2023

Note : historical figures are restated with a constant foreign exchange rate

# Orange Money : we built key differentiators to pursue our success story

3
Solid growth engine

## Continuous success in mobile financing services still with penetration potential…



Money penetration in mobile base
28%
38%
Direct growth potential
FY17
FY20



Money revenue (in €Bn)
0.2
0.5
FY17
FY20



% active customers in money base
35%
45%
Direct growth potential
FY17
FY20



Money ARPU on active customer base (in €)
CAGR 6%
1.6
1.9
FY17
FY20

## … in a market that is not yet mature…

**60-80%**
of adult population being unbanked

**Traditional banks not able to deal with**
such large number of people transacting with small amounts

**B2B**
Opportunities

## … and where we have built key differentiators

- Distribution network with 300 000 points of sale
- Solid reputation of trustful partner
- Registered as Electronic Money Institution
- Banking services available with Orange Bank Africa

Note : historical figures are restated with a constant foreign exchange rate

# Orange Bank Africa :
# to become the key player in financial inclusion in Africa

Successful launch in Ivory Coast ...

**575k customers** in 1 year
With >60% with a credit

**48bn FCFA** injected into the financing of personal projects and activities of small entrepreneurs

...to be followed by a clear expansion plan

3 openings planned in 2022*:
Senegal, Mali, Burkina

New services to come :
Micro-credits, devices financing, insurances, B2B

*Subject to the approval of central banks

# To become the favorite digital multi-services operator in MEA

**3**
Solid growth engine

## Including both Customer Relations and Distribution digitalisation...

- Ongoing Development of digital touchpoints

**13** Countries with live E-shops

**10** Countries with live Chatbots

- Increase of existing Telco & Money apps audience

**11.5** MyOrange App active users (m)

**2.5** Orange Money active users (m)

**+50%** Interactions over Digital in 2020

## ... developing Multiservice and Marketplace environments…

- New Orange Multiservice App



#Multiservice
#Payment
#Market place
#Chatbot
#IA
#Finance
#API
New UX/UI

## … enabling Data & IA and Robot Process Automation in every country…

**Data & IA**

Creation of 2 data squads enabling Data & IA skills in every O-MEA country thanks to a specific innovative model

Deployment of Data Usage Cases in all countries starting with Capex optimisation and Next Best Action

**Process Automation**

8 RPA* programs deployed in O-MEA countries to learn from employee behaviour and automatising processes and tasks

## … monitoring internal transformation to win the skills battle:

« Digital-inside » development | Dat-driven culture | Cloud computing | Network virtualisation | IA & Data science skills (Engineering/ Architecture / Visualisation)

1 Operational execution excellence

2 Value-driven capital allocation strategy

3 Solid growth engine with significant potential ahead

4 A continuous optimisation of our operating model

5 Sharing value with all stakeholders

6 To realise strong and sustainable ambitions



orange™

# EBITDAaL fueled by efficiency efforts and indirect costs management

4
Continuous optimization

## EBITDA/aL margin significant increase


+1.6 pts
35.9%
32.1pt
3.8pt
Y19
EBITDA margin (actual)
0.8pt
0.8pt
direct margin
Indirect costs
lease
37.5%
33.7pt
3.8pt
Y20
EBITDA margin (actual)

## EBITDAaL margin distribution narrowing (number of operations)


2017
2020
Below 25%
25%-35%
Above 35%

# Leveraging our scale to increase cost synergies

4
Continuous optimization

68.000 km submarine cables

## Casablanca hub

- OMEA headquarters
- MENA regional office
- Network engineering centre
- Security centre

## Dakar hub

- Sonatel Group headquarters
- Finance shared services centre
- Djoliba headquarters
- Network supervision centre

## Abijian hub

- Orange Ivory Coast headquarters
- Orange Bank Africa headquarters
- Mowali headquarters
- Orange Money Compliance and shared services centres



Sea-Me-We 3
Sea-Me-We 4
IMEWE
ACE
Morocco
Tunisia
Egypt
Jordan
Atlantis 2
Mali
Senegal
Guinea-Bissau
Guinea
Sierra Leone
Liberia
Côte d'Ivoire
Burkina Faso
Cameroon
Central African Republic
Democratic Republic of the Congo
MainOne
2Africa
SAT 3
UAE Kenya Teams
Sea-Me-We 5
PEACE
Lion 2
Lion
Madagascar
Maurice
Botswana
EASSy
Key
: under construction
: submarine cables
: landing points
: branching unit
: Orange subsidiaries
*April 2021



Towards Europe
MainOne
SAT 3
ACE
Towards South Africa
Key
: Djoliba network
: national transmission network
: main cities
: landing points

Djoliba network 1st pan-african backbone 10,000km

# Concrete examples of how we make savings real

4
Continuous optimization

## Direct costs: distribution case


+16 pts
2017
2018
2019
2020
Self top-up via Orange Money
+1.3 pts
Telco direct margin after commissions
2017
2018
2019
2020

## Indirect costs: energy case

**+150%**
Electricity price for telco sector in 2012

**3**
Solar farms launched in 2019

**75%**
Orange needs covered

**+2pt**
EBITDAaL impact (from 2019)

Solar farm project in Jordan


energy contribution to technical opex
consumption
x3
costs
/2
Y11
Y16
Y18
Y20

1 Operational execution excellence

2 Value-driven capital allocation strategy

3 Solid growth engine with significant potential ahead

4 A continuous optimisation of our operating model

5 Sharing value with all stakeholders

6 To realise strong and sustainable ambitions



orange™

# Make digital services more accessible : to accelerate economic development in a sustainable way

**5**
**Sharing value with all stakeholders**

**Developing digital skills**

8 Orange Digital Centers in our footprint:

Tunisia, Senegal, Cameroon, Ethiopia, Ivory Coast, Jordan, Morocco, Mali

**Democratizing access to digital**

Sanza
affordable smart feature phone

**Major player in financial inclusion**

Orange Bank Africa

Orange Money

**Support to entrepreneurship**

Orange Ventures MEA
to finance 100 start-up by 2025



**Solar panel leader* in 5 countries**

To date, more than 5 400 telecom sites use solar panels in our footprint (equivalent of 55m liters of fuel oil savings per year)

**Boost digital inclusion**

**“Net zero carbon” target by 2040**

* In number of solar panels

1 Operational execution excellence

2 Value-driven capital allocation strategy

3 Solid growth engine with significant potential ahead

4 A continuous optimisation of our operating model

5 Sharing value with all stakeholders

6 To realise strong and sustainable ambitions



orange™

# Fast growth engines and strong discipline to achieve our cash objective

**6**
**Strong and sustainable ambitions**

**Revenues growth**
**~6%**

**EBITDAaL**
**Double digit growth**

**OCF***
**> EBITDAaL growth**

**CAGR 2020-23**

*Organic cash flow corresponding to net cash provided by operating activities, minus (i) repayments of lease liabilities and on debts related to financed assets, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding effect of telecommunication licenses paid and excluding effect of significant litigations paid (and received).